SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 12)

BlackRock, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09247X101

(CUSIP Number)

February 27, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 09247X101	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 22,435,585
6) Shared Voting Power -0-
7) Sole Dispositive Power 22,445,664
8) Shared Dispositive Power 5,828

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,458,784
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 47.24[1]
12)	Type of Reporting Person (See Instructions) HC

[1]	Percentage based on outstanding shares noted in Issuer’s 2008 Form 10-K together with share exchange noted in Issuer’s Form 8-K filed 2/27/09.

CUSIP No. 09247X101	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons National City Bank 34-0420310
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 518
6) Shared Voting Power -0-
7) Sole Dispositive Power 518
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 518
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 09247X101	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons Allegiant Asset Management Company 38-2636152
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 334
6) Shared Voting Power -0-
7) Sole Dispositive Power 1,206
8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 09247X101	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 22,434,733
6) Shared Voting Power -0-
7) Sole Dispositive Power 22,443,940
8) Shared Dispositive Power 5,828

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,060
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 47.23
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 09247X101	Page 6 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 126,233
6) Shared Voting Power -0-
7) Sole Dispositive Power 135,440
8) Shared Dispositive Power 5,828

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,560
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.31
12)	Type of Reporting Person (See Instructions) BK

Page 7 of 9 Pages

ITEM 2 (a)	-	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; National City Bank; Allegiant Asset Management Company; PNC Bancorp, Inc.; and PNC Bank, National Association

ITEM 2 (b)	-	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh,

PA 15222-2707

National City Bank – 1900 East Ninth Street, Cleveland, OH 44114

Allegiant Asset Management Company – 1900 East Ninth Street, Cleveland, OH 44114

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2 (c)	-	CITIZENSHIP:

The PNC Financial Services Group, Inc. – Pennsylvania

National City Bank – United States

Allegiant Asset Management Company - Michigan

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 3	-	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 8 of 9 Pages

ITEM 4	-	OWNERSHIP:

The following information is as of February 27, 2009:

		(a)	Amount Beneficially Owned: 22,458,784 shares

		(b)	Percent of Class: 47.24[1]

		(c)	Number of shares to which such person has:

			(i)	sole power to vote or to direct the vote 22,435,585

			(ii)	shared power to vote or to direct the vote -0-

			(iii)	sole power to dispose or to direct the disposition of 22,445,664

			(iv)	shared power to dispose or to direct the disposition of 5,828

ITEM 6	-	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported herein, 148,560 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity.

Of the total shares of Common Stock reported herein, 518 shares are held in accounts at National City Bank in a fiduciary capacity.

ITEM 7	-	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

National City Bank – BK (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

Allegiant Asset Management Company – IA (wholly owned subsidiary of National City Bank)

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 10	-	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Percentage based on outstanding shares noted in Issuer’s 2008 Form 10-K together with share exchange noted in Issuer’s Form 8-K filed 2/27/09.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2009	March 13, 2009
Date	Date

By: /s/ James E. Rohr	By: /s/ James E. Rohr
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Bank, National Association

James E. Rohr, Chairman & CEO	James E. Rohr, Chairman & CEO
Name & Title	Name & Title

March 13, 2009	March 13, 2009
Date	Date

By: /s/ Maria C. Schaffer	By: /s/ Janice K. Henderson
Signature - PNC Bancorp, Inc.	Signature – Allegiant Asset Management Company

Maria C. Schaffer, Executive Vice President	Janice K. Henderson, Director
Name & Title	Name & Title

March 13, 2009
Date

By: /s/ Janice K. Henderson
Signature – National City Bank

Janice K. Henderson, Officer
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED